EXHIBIT 99.4

PRESS RELEASE

Suriname: TotalEnergies announces an oil project

of 200,000 b/d in Block 58 and launches development studies

with the objective of sanctioning the project end 2024

Paris, September 13, 2023 – On the occasion of the meeting held in Paramaribo between Patrick Pouyanné, Chairman and CEO of TotalEnergies, His Excellency Chandrikapersad Santokhi, President of the Republic of Suriname, and Annand Jagesar, CEO of Staatsolie, TotalEnergies has announced the launching of the development studies for a large oil project in Block 58, offshore Suriname. TotalEnergies is the operator of Block 58, with a 50% interest, alongside APA Corporation (50%).

Appraisal of the two main oil discoveries, Sapakara South and Krabdagu, was successfully completed in August 2023, with the drilling and testing of three wells, and confirmed combined recoverable resources close to 700 million barrels for the two fields. These reserves, located in water depths between 100 and 1,000 meters, will be produced through a system of subsea wells connected to a FPSO (Floating Production, Storage and Offloading unit) located 150 km off the Suriname coast, with an oil production capacity of 200,000 barrels per day. The project will represent an investment of approximatively $9 billion.

The detailed engineering studies (FEED) will start by end 2023 and the Final Investment Decision is expected by end 2024 with a first production target in 2028.

TotalEnergies is committed to the authorities of Suriname to develop this project in a responsible manner, both by ensuring benefits in terms of job creation and economic activities for Suriname and by using the best available technologies to minimize greenhouse gas emissions. In particular, the facilities will be designed for zero flaring, with the associated gas entirely reinjected into the reservoirs. During the upcoming development and production phases, TotalEnergies will continue working closely with the national oil company Staatsolie to reinforce the actions in favor of local content. These actions have already allowed the training of more than 80 people for logistic base operations in Paramaribo during the exploration and appraisal phases.

“The Block 58 development studies that we are launching today are a major step towards the development of the petroleum resources of Suriname. This development is in line with TotalEnergies’ strategy aiming at the development of low cost, low emissions oil resources, and leverages on our Company’s expertise in deep water projects. We will thus contribute to improving the well-being of the people of Suriname”, said Patrick Pouyanné, Chairman and CEO of TotalEnergies.

“Suriname is going through a challenging economic period. This announcement provides the much-needed outlook towards positive developments for our nation. We are confident that the Surinamese people will benefit from the economic spin-off that will be generated in the next phases. Local entrepreneurs will have to seize the opportunities to provide their services and goods. We will make sure that future income from the offshore oil and gas will be spent wisely. Those incomes will contribute to the prosperity and stability fund, and will be a means to diversify our economy by developing sustainable sectors such as agriculture and tourism” said His Excellency Chandrikapersad Santokhi, President of the Republic of Suriname.

“Our company was set-up to find, develop and produce oil in the Offshore. It took huge efforts, great patience and excellent partners to come to this long-awaited moment. We see the momentum, increased understanding of the basin, and diligent execution as key elements for further unlocking the Block 58 and Suriname basin potential in a responsible way”, said Annand Jagesar, CEO of Staatsolie.

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About TotalEnergies in Suriname

TotalEnergies is present in Suriname since 2019 in Block 58 where five significant discoveries have been made and is also exploring Blocks 6 and 8 since 2023.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).